Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

First Majestic Silver Corp. (the “Company”)

#1805 - 925 West Georgia Street

Vancouver, British Columbia

V6C 3L2

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 2       Date of Material Change

April 22, 2016

Item 3       News Release

A press release was disseminated through Marketwired on April 22, 2016 and subsequently filed on SEDAR.

Item 4       Summary of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters co-led by Cormark Securities Inc. and BMO Capital Markets, pursuant to which the underwriters have agreed to purchase 4,566,000 common shares (“Common Shares”) at a price of $10.95 per Common Share of the Company, on a bought deal private placement basis, for aggregate gross proceeds to the Company of approximately C$50 million (the “Offering”).

Item 5       Full Description of Material Change

                  5.1        Full Description of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters co-led by Cormark Securities Inc. and BMO Capital Markets, pursuant to which the underwriters have agreed to purchase 4,566,000 Common Shares at a price of $10.95 per Common Share of the Company, on a bought deal private placement basis, for aggregate gross proceeds to the Company of approximately C$50 million.

                  The Company has also granted the underwriters an option to purchase up to 15% of the number of Common Shares sold pursuant to the Offering, exercisable at any time prior to the closing date of the Offering.

                  The net proceeds from the sale of the Common Shares will be used towards the mill and mine expansion at La Guitarra to 1,000 tpd, to further advance the roasting analysis and testing at La Encantada, and to allow the Company to increase the amount of development and exploration across the Company’s six operating mines as well as for general corporate and working capital purposes.

                  The Offering is scheduled to close on or about May 12, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

                 5.2        Disclosure for Restructuring Transactions

                  Not applicable.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

     Not applicable.

Item 7       Omitted Information

                  Not applicable.

Item 8       Executive Officer

                  For further information, please contact:

                  Keith Neumeyer, President & CEO
Telephone: (604) 688-3033
Facsimile:   (604) 639-8873

Item 9       Date of Report

      April 25, 2016